U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            FORM 12b-25

     NOTIFICATION OF LATE FILING         SEC FILE NUMBER  0-23505

         (CHECK ONE:)                    CUSIP NUMBER 45765K 10 5



[ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ] Form N-SAR

     For Period Ended: March 31, 1998
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION


Full Name of Registrant
INNOVACOM, INC.

Former Name if Applicable


Address of Principal Executive Office (STREET AND NUMBER)
3400 GARRETT DRIVE

City, State and Zip Code
SANTA CLARA, CA  95054


PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has a limited number of staff and needs more time to complete the drafting and review of the Form 10-QSB.
                                     (Attached Extra Sheets if Needed).


PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

STANTON CREASEY                        408               727-2447

(Name)                             (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          [X] Yes               [  ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [X] Yes               [  ] No

In the quarter ended March 31, 1997, the Company recorded a net loss of approximately $2,200,000. The loss for the corresponding period in 1998 was approximately $4,000,000. In both periods, the Company was in the development stage and revenue was not significant.

The increase in the loss in the first quarter from 1997 to 1998 was due principally to an increase in the number of employees and to increases in all operating activities in 1998. In the first quarter of 1998, the Company was gearing up for the release of new products, and accordingly, made significant expenditures.


                             INNOVACOM, INC.
              (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 1998                 By:  STANTON CREASEY
                                   _____________________________________
                                   Stanton Creasey